SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Rayovac Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title and Class of Securities)

                                   755081 10 6
                                 (CUSIP Number)


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CUSIP No.    755081 10 6                           Page 2 of 6


(1)  Names of  Reporting  Person

          Thomas H. Lee Equity Advisors III, L.P.

          S.S. or I.R.S.  Identification  Nos. of Above Person   04 3279882

(2)  Check the Appropriate Box if a Member of a Group

     (a)  ___.

     (b)  _X_.

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

         Massachusetts

Number of           (5)  Sole Voting Power -0-
Shares
Beneficially        (6)  Shared Voting Power  15,331,405
Owned by Each
Reporting           (7)  Sole Dispositive Power -0-
Person With
                    (8)  Shared Dispositive Power 15,331,405

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person - 15,331,405

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares __________.

(11) Percent of Class Represented by Amount in Row 9 - 56%

(12) Type of Reporting Person

         PN

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CUSIP No.  755081 10 6                                 Page 3 of 6



Item 1(a). Name of Issuer:

         Rayovac Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

         601 Rayovac Drive
         Madison, WI  53711-2492

Item 2(a). Name of Person Filing:

         See Item (1) of the cover pages

Item 2(b). Address of Principal Business Office:

         c/o Thomas H. Lee Company
         75 State Street
         Boston, MA 02109

Item 2(c). Citizenship:

         See item (4) of cover pages

Item 2(d). Title of Class of Securities:

         Common Stock

Item 2(e). CUSIP Number:

         755081 10 6

Item 3.    Nature of Person Filing:

         Not applicable

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CUSIP No.  437608 10 2                                 Page 3 of 6


Item 4.    Ownership:

           (a) Amount Beneficially Owned:

               See item (9) of cover pages

           (b) Percent of Class:

               See Item (11) of cover pages

           (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                     See item (5) of cover pages
               (ii)  shared power to vote or to direct the vote:
                     See item (6) of cover pages
               (iii) sole power to dispose or to direct the disposition of:
                     See item (7) of cover pages
               (iv)  shared power to dispose or to direct the dispositon of:
                     See item (8) of cover pages

     Note: Due to an existing arrangement among the reporting person, Thomas H. Lee Foreign Fund III, L.P. and Thomas H. Lee Equity Fund III, L.P., the reporting person may be deemed to beneficially own an aggregate of 894,341 shares owned by
               Thomas H. Lee Foreign Fund III, L.P. and 14,437,064 shares owned
               by Thomas H. Lee Equity Fund III, L.P.   The reporting person
               disclaims beneficial ownership of such shares.

Item 5. Ownership of Five Percent or Less of Class:

          Not Applicable


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CUSIP No.  755081 10 6                                Page 4 of 6


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8. Identification and Classification of Members of the Group:

         Not applicable

Item 9. Notice of Dissolution of Group:

         Not applicable
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CUSIP No.  755081 10 6                              Page 5 of 6


Item 10. Certification:

         Not applicable.

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CUSIP No.  755081 10 6                                Page 6 of 6


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         THOMAS H. LEE EQUITY ADVISORS III, LIMITED PARTNERSHIP

                         By:  THL Equity Trust III, its General Partner


                         By:  /s/Thomas H. Lee
                              Name:   Thomas H. Lee
                              Title:  Trustee